Filed by Baltic Trading Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Baltic Trading Limited
Form S-4 File No.: 333-203822

On May 5, 2015, Baltic Trading Limited (“Baltic Trading” or the “Company”) made the following slide presentation available on its website located at www.baltictrading.com in connection with the announcement of its 2015 first quarter financial results.

 Baltic Trading Limited  Q1 2015 Earnings Presentation   May 5th, 2015

 * BALTIC TRADING LIMITED  Forward Looking Statements    "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995This presentation contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward looking statements are based on management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this presentation are the following: (i) declines in demand or rates in the drybulk shipping industry; (ii) prolonged weakness in drybulk rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube, oil, bunkers, repairs, maintenance and general, administrative and management fee expenses; (vii) whether our insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy; (x) changes in the condition of the Company’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) the amount of offhire time needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims including offhire days; (xii) our acquisition or disposition of vessels; (xiii) our ability to leverage Genco’s relationships in the shipping industry; (xiv) the completion of definitive documentation with respect to charters; (xv) charterers’ compliance with the terms of their charters in the current market environment; (xvi) the fulfillment of the closing conditions under, or the execution of additional documentation for, the Company’s agreements to acquire vessels; (xvii) obtaining, completion of definitive documentation for, and funding of financing for the vessel acquisitions on acceptable terms; (xviii) the risk that the closing of the merger is substantially delayed or does not occur; (xix) factors listed in Genco’s registration statement on Form S-4 filed with the Securities and Exchange Commission on May 4, 2015, as the same may be amended; and other factors listed from time to time in our public filings with the Securities and Exchange Commission including, without limitation, the Company’s Annual report on Form 10-K for the year ended December 31, 2014 (as amended) and its subsequent reports on Form 10-Q and Form 8-K. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by our Board of Directors each quarter after its review of our financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 * BALTIC TRADING LIMITED  Important Information for Investors and Shareholders  In connection with the proposed transaction between Genco and Baltic Trading, Genco and Baltic Trading intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a Genco registration statement on Form S-4 filed on May 4, 2015 that includes a preliminary joint proxy statement of Genco and Baltic Trading that also constitutes a preliminary prospectus of Genco. The definitive joint proxy statement/prospectus will be delivered to shareholders of Genco and Baltic Trading. Investors and security holders of Genco and BalticTrading are urged to read the Joint Proxy Statement/Prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about Genco, Baltic Trading and the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco (when available) will be available free of charge on Genco's internet website at www.gencoshipping.com.  Copies of the documents filed with the SEC by Baltic Trading (when available) will be available free of charge on Baltic Trading's internet website at www.baltictrading.com.Participants in the Merger Solicitation This communication is not a solicitation of a proxy from any investor or securityholder. However, Genco, Baltic Trading, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. In addition, Genco and Baltic Trading have retained D.F. King & Co., Inc. to solicit proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Genco and Baltic Trading shareholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus. Information about the directors and executive officers of Genco and Baltic Trading is set forth in the preliminary joint proxy statement/prospectus and amendments to both companies' Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on April 30, 2015.  These documents are available free of charge from the sources indicated above.

 * BALTIC TRADING LIMITED  Non-Solicitation  This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

 * BALTIC TRADING LIMITED  Agenda  First Quarter and Year to Date HighlightsFinancial OverviewMerger Agreement OverviewIndustry Overview

 * BALTIC TRADING LIMITED  First Quarter and Year to Date Highlights

First Quarter 2015 Highlights

- Entered into a definitive merger agreement with Genco Shipping & Trading Limited ("Genco") on April 7, 2015, under which Genco agreed to acquire Baltic Trading in a stock-for-stock transaction
- Net loss of $42.4 million for the first quarter of 2015
  - Basic and diluted net loss per share of $0.75
  - Excluding the non-cash vessel impairment charge of $30.7 million relating to the sale of the Baltic Tiger and the Baltic Lion, recorded a net loss of $11.6 million, or $0.21 basic and diluted net loss per share
- Sold the Baltic Tiger and the Baltic Lion for an aggregate purchase price of $68.5 million on April 8, 2015
  - Reduced debt outstanding by approximately $41 million as a result of the sale
- Executed a $148 million credit facility with Nordea Bank on favorable terms
  - $115 million revolving credit facility used to refinance the existing senior secured revolving credit facility
  - $33 million term loan facility used to partially fund the acquisition of the Baltic Scorpion and the Baltic Mantis
- Took delivery of the Baltic Wasp, a newbuilding Ultramax vessel, on January 2, 2015
  - Reached an agreement to charter the vessel with Pioneer Navigation at a rate based on 115% of the Baltic Supramax Index for 11.5 to 14.5 months

6 BALTIC TRADING LIMITED

Fleet Overview*

Vessel Type	Vessel Name	Year Built	Charterer	Charter Expiration (1)	Employment Structure	Expected Delivery (2)
Capesize	Baltic Bear	2010	SWISSMARINE	April 2016	102.5% of BCI (3)	
	Baltic Wolf	2010	SWISSMARINE	November 2015	101.5% of BCI (4)	
Ultramax	Baltic Hornet	2014	SWISSMARINE	November 2015	115.5% of BSI (5)	
	Baltic Wasp	2015	Pioneer Navigation Ltd.	December 2015	115% of BSI (6)	
	Baltic Scorpion	2015	TBD	TBD	TBD	Q2 2015
	Baltic Mantis	2015	TBD	TBD	TBD	Q3 2015
Supramax	Baltic Leopard	2009	Caltrek Freight and Trading Ltd.	May 2015	91% of BSI (7)	
	Baltic Panther	2009	Bulkhandling Handymax A/S	August 2015	Spot Pool (8)	
	Baltic Jaguar	2009	Harmony Innovation Shipping Ltd.	June 2015	$6,500 (9)	
	Baltic Cougar	2009	Bulkhandling Handymax A/S	August 2015	Spot Pool (8)	
Handysize	Baltic Wind	2009	Trammo	January 2016	107% of BHSI (10)	
	Baltic Cove	2010	Trammo	May 2015	106% of BHSI (11)	
	Baltic Breeze	2010	CLIPPER	July 2015	103.5% of BHSI (12)	
	Baltic Fox	2010	CLIPPER Logger Pool	November 2015	Spot Pool (13)	
	Baltic Hare	2009	CLIPPER Logger Pool	November 2015	Spot Pool (13)	

Expected Fleet: 15 vessels - Current Fleet: 13 vessels, Average Age: 4.6 Years

* Please see appendix for footnotes to fleet list

7 BALTIC TRADING LIMITED

Remaining 2015 Estimated Drydocking Schedule

Remaining 2015 Drydocking Schedule				
Vessel Name	**Planned Date**	**Estimated Costs[(1)]**	**Fuel Efficiency Upgrades[(2)]**	**Estimated Offhire Days[(3)]**
Baltic Bear	Q2 2015	$800,000	$500,000	20
Baltic Cove	Q2 2015	$650,000	-	20
Baltic Breeze	Q3 2015	$650,000	-	20
Baltic Wolf	Q3 2015	$800,000	$500,000	20
Total 2015 Budget		**$2,900,000**	**$1,000,000**	**80**

- Initiated a fuel efficiency upgrade program for certain of our vessels
- As part of this program, we have installed Mewis Ducts and trim optimization software on one Handysize and four Supramax vessels
- In 2015, we expect to install these fuel efficiency upgrades on two Capesize vessels

1) Estimates are based on our budgeted cost of drydocking our vessels in China. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations. Column not inclusive of fuel efficiency upgrade costs.
2) Total expected costs of fuel efficiency upgrades. Mewis ducts to be installed during each vessel's planned drydocking.
3) Assumes 20 days per drydocking per vessel. Actual length will vary based on the condition of the vessel, yard schedules and other factors.

8 BALTIC TRADING LIMITED

 * BALTIC TRADING LIMITED  Financial Overview

 * BALTIC TRADING LIMITED  Year to Date Earnings

 * BALTIC TRADING LIMITED  March 31, 2015 Balance Sheet  EBITDA represents net (loss) income plus net interest expense, taxes and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidating internal financial statements, and it is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate the Company’s performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.

 * BALTIC TRADING LIMITED  1st Quarter Highlights  Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as a measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels between time charters. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning. We define TCE rates as our net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

 * BALTIC TRADING LIMITED  Merger Agreement Overview

Merger Agreement Overview

- Baltic Trading entered into a definitive merger agreement with Genco on April 7, 2015, under which Genco agreed to acquire Baltic Trading in a stock-for-stock transaction
- Each share of Baltic Trading common stock will be converted into 0.2160 shares of Genco common stock
  - As a result, Genco will issue approximately 11,287,132 new shares to Baltic Trading shareholders (other than Genco and its subsidiaries)
  - 6,356,471 shares of Baltic Trading Class B Stock owned by Genco will be cancelled and retired
- Upon completion of the merger, ownership of the combined company is expected to be as follows:
  - Genco shareholders: 84.5%
  - Baltic Trading shareholders: 15.5%
- Under the merger agreement, approval of the merger is conditioned on votes by both Genco and Baltic Trading shareholders:
  - Approval by a majority of the voting power of Genco common stock represented at the Genco shareholders' meeting
  - Approval by a majority of the voting power of all Baltic Trading shareholders, that are outstanding and entitled to vote at the Baltic Trading shareholders' meeting, excluding the Class B Stock and any other shares held by Genco, its subsidiaries, and its common directors and officers with Baltic Trading (i.e., majority of the minority vote)
  - In addition, under Marshall Islands law, approval by a majority of the voting power of all Baltic Trading shareholders (including Class B shares) outstanding and entitled to vote at the Baltic Trading shareholders' meeting

14 BALTIC TRADING LIMITED

Merger Agreement Highlights

The Baltic Trading Special Committee considered a number of factors of the proposed merger which would be beneficial to Baltic Trading shareholders:

- Creates one of the strongest global competitors in drybulk
  - Results in larger market presence with a combined fleet of 70 vessels assuming the delivery of two Ultramax newbuilding vessels
  - Creates a strong, diversified fleet across several vessel classes
  - Results in more efficient operations
  - Provides for increased leverage with customers, suppliers and other third parties
- Results in a stronger balance sheet
  - Allows Baltic Trading to access an improved combined balance sheet
  - Gives the combined company better access to capital markets
  - Allows for more opportunities to pursue strategic alternatives
- Simplifies the management and corporate structure of Baltic Trading and Genco
  - Eliminates duplicative board structure
  - Eliminates duplicative public company reporting regimes, which may reduce costs
  - Eliminates costs associated with the management agreement
- Offers a favorable share exchange ratio based on the relative net asset values of Baltic Trading and Genco

15 BALTIC TRADING LIMITED

Baltic Trading & Genco NAV and Exchange Ratio Analysis

- The table below compares the relative net asset valuations of Baltic Trading and Genco, as presented to and considered by the Baltic Trading Special Committee
- Three different sources are used for appraisals of the fleets:
  - VesselsValue.com
  - Marsoft, Inc.
  - Clarkson Valuations Limited
- The tables below show the implied exchange ratio considered by the Baltic Trading Special Committee ranging from 0.184x to 0.198x under each of the three cases which compares to the negotiated exchange ratio of 0.216
- For further information, please refer to Form S-4 filed on May 4, 2015

Exchange Ratio & Ownership Analysis - VesselsValue.com

($ in mm)	Genco		Baltic Trading
Cash	$71	Cash	$49
Net Working Capital	5	Net Working Capital	3
Appraised Fleet	703	Appraised Fleet	211
Jinhui Stake	29	Appraised Newbuilds	45
Baltic Trading Stake(1)	11	Other Fixed Assets	0
MEP Contract	6	Gross Asset Value	308
Other Fixed Assets	1		
Baltic Trading Contract	20		
Gross Asset Value	$846	Less: Total Debt	(169)
Less: Total Debt	(289)	Less: Remaining CapEx	(42)
Net Asset Value	$557	Net Asset Value	$98
Shares Outstanding	61.6	Shares Outstanding	58.6
NAV / Share	$9.04	NAV / Share	$1.66
Implied Exchange Ratio			0.184x

Exchange Ratio & Ownership Analysis - Marsoft Appraisal

($ in mm)	Genco		Baltic Trading
Cash	$71	Cash	$49
Net Working Capital	5	Net Working Capital	3
Appraised Fleet	841	Appraised Fleet	239
Jinhui Stake	29	Appraised Newbuilds	45
Baltic Trading Stake(1)	14	Other Fixed Assets	0
MEP Contract	6	Gross Asset Value	336
Other Fixed Assets	1		
Baltic Trading Contract	20		
Gross Asset Value	$986	Less: Total Debt	(169)
Less: Total Debt	(289)	Less: Remaining CapEx	(42)
Net Asset Value	$697	Net Asset Value	$125
Shares Outstanding	61.6	Shares Outstanding	58.6
NAV / Share	$11.32	NAV / Share	$2.13
Implied Exchange Ratio			0.189x

Exchange Ratio & Ownership Analysis - Clarksons (2)

($ in mm)	Genco		Baltic Trading
Cash	$71	Cash	$49
Net Working Capital	5	Net Working Capital	3
Appraised Fleet	778	Appraised Fleet	229
Jinhui Stake	29	Appraised Newbuilds	50
Baltic Trading Stake(1)	13	Other Fixed Assets	0
MEP Contract	6	Gross Asset Value	330
Other Fixed Assets	1		
Baltic Trading Contract	20		
Gross Asset Value	$923	Less: Total Debt	(169)
Less: Total Debt	(289)	Less: Remaining CapEx	(42)
Net Asset Value	$634	Net Asset Value	$119
Shares Outstanding	61.6	Shares Outstanding	58.6
NAV / Share	$10.29	NAV / Share	$2.04
Implied Exchange Ratio			0.198x

Note: Market data as of April 6, 2015. Other balance sheet accounts reflect December 31, 2014 balances adjusted for the sale of the Baltic Lion and the Baltic Tiger to Genco. Share counts include granted but unvested restricted shares. Cash and working capital accounts do not reflect any "working capital adjustments" associated with the sale of the Baltic Lion and the Baltic Tiger by Baltic Trading, as such adjustments would not impact NAV.

(1) Calculated as Genco's 10.85% ownership in Baltic Trading x Baltic Trading NAV.

(2) The vessel valuations prepared by Clarksons are based on recent transactions, negotiations and broker's market knowledge and assume charter-free delivery on a willing buyer, willing seller basis. The valuations relate to March 24, 2015 and are not a guide to the market value of the vessels at any other time. Market values in the shipping industry are highly volatile. Clarksons' letter to Genco and Baltic Trading regarding these valuations is reproduced in Genco's registration statement on Form S-4 filed with the SEC on May 4, 2015 as Appendix E. Clarksons have provided only (i) the Fleet Appraisal Value and (ii) the Newbuild Estimated Value for the above table.

16 BALTIC TRADING LIMITED

 * BALTIC TRADING LIMITED  Industry Overview

 * BALTIC TRADING LIMITED  Baltic Dry Index  (BDI Points)  Market Update and Industry Overview  Source: Clarkson Research Services Limited 2015  2013  2014  2015

Current Market Conditions

Chinese Iron Ore Imports vs. Steel Production(1)(4)



(Mt)
Steel Production
Iron Ore Imports
100
90
80
70
60
50
40
30
20
10
0
Jan-10
May-10
Sep-10
Jan-11
May-11
Sep-11
Jan-12
May-12
Sep-12
Jan-13
May-13
Sep-13
Jan-14
May-14
Sep-14
Jan-15

Key Expansion Plans(5)



BHP*
Fortescue
Rio Tinto
Vale
Anglo American
Roy Hill
(Mt)
* BHP can grow system capacity to ~290Mtpa from 250Mtpa thru debottlenecking and improving supply chain efficiency; this potential increase is not included below not included below
100
80
60
40
20
0
2015
2016
2017
2018

Recent Market Developments

- Chinese iron ore imports marginally rose by 2% YOY in Q1 2015 as inventory destocking has taken place(1)
  - Australian exports through March grew by 12% YOY but are down 8% from Q4 2014
- Brazilian iron ore exports increased by 11% YOY in Q1 2015(1)
  - Shipments have declined by 15.8MT in Q1 2015 compared to Q4 2014
- China's iron ore port inventories are currently 92.6MT, 8.3MT or 8% lower YOY(2)
- Iron ore prices have increased to approximately $55/ton after falling to as low as $47/ton in early April(3)
  - Junior miners, Atlas Iron and Sinosteel Midwest Corp, with combined capacity of 15mtpa, have decided to halt iron ore production in response to the low pricing environment
- China's steel production declined by 1.7% in Q1 2015 YOY while India's output increased by 9.4% during the same period(4)
- Chinese steel stockpiles are currently 18% lower YOY as a weaker than usual Q1 restock occurred(2)
- Despite the repeal of the boron-added export rebate, China's steel product exports are up 42% YOY through Q1 2015(1)
- China's coal imports fell by 42% YOY in Q1 2015 due to:
  - Slower electricity demand growth
  - Protectionist measures enacted
  - Higher output from alternative energy sources
  - Destocking of coal power plant stockpiles
- India's coal imports have remained strong as restocking is currently taking place(2)
  - Coal power plants stockpiles are at a record high of 29.9MT
- South American grain season commenced in March

1) Source: Clarkson Research Services Limited 2015
2) Source: Commodore Research
3) Source: The Steel Index
4) Source: World Steel Association
5) Source: Public statements by subject companies

19 BALTIC TRADING LIMITED

Supply Side Fundamentals

- Newbuilding vessel deliveries declined by 4% YOY in Q1 2015 and have been significantly offset by a record pace of vessel scrapping YTD
  - Total drybulk fleet grew by an annualized pace of 3.1% in Q1 2015 compared to growth of 4.4% for the full year of 2014
- Vessel Demolitions:
  - 2013: 23.3 mdwt
  - 2014: 16.2 mdwt
  - 2015 YTD: 14.6 mdwt
- 52 Capesize vessels scrapped in 2015 YTD with an average age of 21 years old versus 25 scrapped in all of 2014 with an age of 24 years old
- Newbuilding orders slowed by 93% in Q1 2015 compared to the prior year period
  - This marks the second consecutive quarter with significantly low contracting as Q4 2014 activity was down 92% YOY
- 11% of the fleet is 20 years old or greater while 6% of the fleet is 25 years old or greater

Current Drybulk Vessel Orderbook by Type*



(mdwt)
Capesize
Panamax
Handymax
Handysize
Current orderbook inclusive of recent VLOC orders is 21% of fleet
3.1%
2.6%
2.7%
2.2%
2.5%
2.1%
1.9%
0.8%
1.0%
0.8%
0.8%
0.1%
0.1%
Q2-15
Q3-15
Q4-15
Q1-16
Q2-16
Q3-16
Q4-16
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18

Drybulk Vessel Deliveries vs. Scrapping



(mdwt)
Deliveries
Scrapping
Net Additions
Peak
Jan 2013
Jan 2014
Jan 2015
Current

*Figures as reported by Clarkson Research Services Limited 2015 but adjusted to account for reported orders of 20 VLOC newbuilding vessels in September 2014. The graph assumes that they deliver evenly through 2017 for illustrative purposes although no definitive delivery dates have been published.

20 BALTIC TRADING LIMITED

Source: Clarkson Research Services Limited 2015

 * BALTIC TRADING LIMITED  Q&A

 * BALTIC TRADING LIMITED  Appendix

Fleet Overview - Footnotes

1) The charter expiration dates presented represent the earliest dates that our charters may be terminated in the ordinary course. Under the terms of each contract, the charterer is entitled to extend the time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.
2) The dates for the vessels being delivered in the future are estimates based on guidance received from the sellers.
3) We have agreed to an extension with Swissmarine Services S.A. on a spot market-related time charter for 11 to 13.5 months based on 102.5% of the average of the daily rates of the Baltic Capesize Index (BCI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid in arrears net of a 5.75% brokerage commission, which includes the 1.25% commission payable to Genco Shipping & Trading Limited ("Genco"). The extension began on May 1, 2015 after the vessel exited drydocking for scheduled maintenance.
4) We have reached an agreement with Swissmarine Services S.A. on a spot market-related time charter for 11.5 to 14.5 months based on 101.5% of the average of the daily rates of the BCI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 5.00% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on December 9, 2014.
5) We have reached an agreement with Swissmarine Asia Pte. Ltd. on a spot market-related time charter for 12 to 15 months based on 115.5% of the average of the daily rates of the Baltic Supramax Index (BSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on November 1, 2014.
6) We have reached an agreement with Pioneer Navigation Ltd. on a spot market-related time charter for 11.5 to 14.5 months based on 115% of the average of the daily rates of the BSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on January 6, 2015.
7) The vessel redelivered to Baltic Trading on May 4, 2015 and is currently awaiting next employment.
8) We have reached an agreement to enter these vessels into the Bulkhandling Handymax A/S Pool, a vessel pool trading in the spot market of which Torvald Klaveness acts as the pool manager. Baltic Trading can withdraw a vessel with three months' notice.
9) We have reached an agreement with Harmony Innovation Shipping Ltd. on a time charter for approximately 25 days at a rate of $6,500 per day. Hire is paid every 15 days in advance less a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel is expected to deliver to charterers on or about May 9, 2015 after repositioning. The vessel redelivered to Baltic Trading on May 4, 2015.
10) We have reached an agreement with Trammo Bulk Carriers on a spot-market related time charter for 15.5 to 19.5 months based on 107% of the average of the daily rates of the Baltic Handysize Index (BHSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on October 3, 2014.
11) We have reached an agreement with Trammo Bulk Carriers on a spot market-related time charter for a minimum of 10.5 months based on 106% of the average of the daily rates of the BHSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco.
12) We have reached an agreement with Clipper Bulk Shipping Ltd. on a spot-market related time charter based on 103.5% of the average of the daily rates of the BHSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The minimum and maximum expiration dates of the time charter are July 17, 2015 and October 1, 2015, respectively. The vessel delivered to charterers on November 7, 2014.
13) We have reached an agreement to enter these vessels into the Clipper Logger Pool, a vessel pool trading in the spot market of which Clipper Group acts as the pool manager. Baltic Trading can withdraw the vessels with a minimum notice of six months.

23 BALTIC TRADING LIMITED